UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Phibro Animal Health Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71742Q 106

(CUSIP Number)

c/o Jack C. Bendheim

Phibro Animal Health Corporation

Glenpointe Centre East, 3rd Fl.

300 Frank W. Burr Blvd., Ste 21

Teaneck, NJ 07666-6712

(201) 329-7300

(Name, Address and Telephone Number of Person Authorized to

Notices and Communications)

July 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 71742Q 106	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BFI Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
21,310,468 (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
21,310,468 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,310,468 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.9% (2)
14	TYPE OF REPORTING PERSON (see instructions)
HC

(1)	The Reporting Person holds 63,193 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and 21,247,275 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) as of July 31, 2015, which has economic rights identical to shares of Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.

(2)	See Item 5.

SCHEDULE 13D

CUSIP NO. 71742Q 106	Page 3 of 3 Pages

1	NAME OF REPORTING PERSONS.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jack C. Bendheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
21,310,468 (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
21,310,468 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,310,468 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.9% (2)
14	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	The Reporting Person is the beneficially owner of 63,193 shares of Class A Common Stock and 21,247,275 shares of Class B Common Stock as of July 31, 2015, which has economic rights identical to shares of Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.

(2)	See Item 5.

Item 1. Security and Issuer.

Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the Class A Common Stock of Phibro Animal Health Corporation, a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on April 29, 2014 and amended by that certain Amendment No. 1 to Schedule 13D, filed on August 11, 2014 and that certain Amendment No. 2 to Schedule 13D, filed on March 24, 2015 (“Amendment No. 2”). Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Parties in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

This Amendment No. 3 is being filed to report the disposition of Class A Common Stock reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership as of July 24, 2015. The dispositions were made in accordance with the Reporting Persons’ Rule 10b5-1 sales plan (the “Sales Plan”) with Goldman, Sachs & Co. For more information about the Sale Plan, please see Amendment No. 2.

Except as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership percentages set forth below are based on 17,562,986 shares of the Class A Common Stock and 21,247,275 shares of the Class B Common Stock outstanding as of July 31, 2015. The amounts outstanding were calculated by using the amounts reported in the Issuer’s quarterly report on Form 10-Q, for the three months ended March 31, 2015, filed on May 11, 2015, and then adjusting such amounts pursuant to the transactions reported by the Reporting Person on its Statements of Changes in Beneficial Ownership on Form 4, filed on May, 19, 2015, May 28, 2015, June 4, 2015, June 11, 2015, June 17, 2015, June 26, 2015, July 2, 2015, July 8, 2015, July 15, 2015, July 24, 2015 and July 31, 2015.

(a)           BFI directly owns 63,193 shares of Class A Common Stock and 21,247,275 shares of Class B Common Stock as of July 31, 2015, representing 54.9% of the total number of shares of Class A Common Stock outstanding, assuming that all outstanding shares of Class B Common Stock are exchanged into shares of Class A Common Stock. As the Class A Manager of BFI, Jack C. Bendheim may be deemed to beneficially own the 63,193 shares of Class A Common Stock and 21,247,275 shares of Class B Common Stock owned by BFI.

(b)           Jack C. Bendheim has the sole authority to vote all of the common stock of the Issuer owned by BFI and, together with three of his adult children, is the manager of BFI with respect to the economic rights pertaining to such common stock of the Issuer owned by BFI.

(c)           Annex A, attached hereto, lists transactions made pursuant to the Sales Plan.

(d)           Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)           Not applicable.

4

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2015

/s/ Jack C. Bendheim
Jack C. Bendheim

BFI Co., LLC

By:	/s/ Jack C. Bendheim
Name: Jack C. Bendheim: Class A Manager

5

Annex A

Trading Data

Transaction Date	Settlement Date	Sum of Qty	Sum of Weighted
15-May-15	20-May-15	6,000	36.40
18-May-15	21-May-15	6,000	36.89
19-May-15	22-May-15	6,000	36.90
26-May-15	29-May-15	4,565	34.58
27-May-15	1-Jun-15	7,435	35.45
28-May-15	2-Jun-15	6,000	35.08
2-Jun-15	5-Jun-15	4,000	34.05
3-Jun-15	8-Jun-15	4,000	33.92
4-Jun-15	9-Jun-15	4,000	33.08
9-Jun-15	12-Jun-15	4,000	32.45
10-Jun-15	15-Jun-15	4,000	32.49
11-Jun-15	16-Jun-15	4,000	32.20
15-Jun-15	18-Jun-15	4,000	32.31
16-Jun-15	19-Jun-15	4,000	33.00
17-Jun-15	22-Jun-15	4,000	34.09
24-Jun-15	29-Jun-15	16,000	36.22
25-Jun-15	30-Jun-15	14,000	36.35
26-Jun-15	1-Jul-15	6,000	36.79
30-Jun-15	6-Jul-15	6,000	38.08
1-Jul-15	7-Jul-15	7,000	38.41
2-Jul-15	8-Jul-15	6,000	37.50
7-Jul-15	10-Jul-15	6,000	37.26
8-Jul-15	13-Jul-15	6,000	36.71
9-Jul-15	14-Jul-15	6,000	36.73
13-Jul-15	16-Jul-15	6,000	38.41
14-Jul-15	17-Jul-15	6,000	38.24
15-Jul-15	20-Jul-15	6,000	37.75
22-Jul-15	27-Jul-15	6,000	38.02
23-Jul-15	28-Jul-15	6,000	38.01
24-Jul-15	29-Jul-15	6,000	37.90
29-Jul-15	3-Aug-15	6,000	37.01
30-Jul-15	4-Aug-15	6,000	38.01
31-Jul-15	5-Aug-15	8,807	39.58